

Mail Stop 3720

June 25, 2009

Mr. Cesar Ribeiro
Senior Vice President, Chief Financial Officer and Treasurer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, New Jersey 07052

> **RE:** **Lincoln Educational Services Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 000-51371**

Dear Mr. Ribeiro:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 41

1.   We note your disclosure here and in the footnotes to the financial statements that
        as of December 31, 2008 and 2007, you tested your goodwill for impairment
        utilizing a market capitalization approach. We note that you previously used a
        market approach to fair value each reporting unit at an individual school level.
        Tell us why you changed your approach. Identify your reporting units and
        explain to us how they were determined under paragraph 30 of SFAS 142 and
        EITF D-101. In addition, tell us why a market capitalization approach is
        appropriate under paragraphs 23 and 25 of SFAS 142.

Notes to Consolidated Financial Statements

6. Goodwill and other Intangibles, page F-16

2.   For the acquisitions in the periods presented, tell us how you (or your valuation
        consultant) determined the fair value of student contract and curriculum. Tell us
        your rationale for a 10-year useful life for curriculum.

3.   Tell us, citing the accounting literature upon which you have relied, why you
        believe that accreditation is an indefinite lived intangible.

9. Long-Term Debt and Lease Obligations, page F-17

4.   Expand your discussion to disclose in detail the covenants in your agreements.
        Also disclose the actual calculations of the covenants.

14. Segment Reporting, page F-25

5.   We note that you have only one reportable segment. We also note your disclosure
        on page 1 that you realigned in May 2007 into two groups of educational
        programs with separate management oversight. Please tell us in detail your
        consideration of the guidance in paragraphs 10-15 and 17 of SFAS 131. Include
        in your response the factors you considered in concluding that your operating
        segments had similar economic characteristics including similar long-term
        average gross margins.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 9

Base Salary, page 10

6.   We note your disclosure regarding base salaries. In future filings, provide additional discussion about whether salaries have been increased from prior years and provide additional analysis on the factors considered by the Compensation Committee in increasing or decreasing compensation materially. See Item 402(b)(2)(ix) of Regulation S-K.

Annual Incentive Bonus, page 10

7.   On pages 10 and 11 of your definitive proxy statement, you disclose the types of company performance measures the committee used for determining performance-based annual incentive compensation. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

8.   Please disclose the nature of the non-financial performance objectives for each named executive officer. Discuss how the compensation committee determined whether each named executive officer achieved his objectives. Disclose the percentage of each named executive officer's target bonus achieved.

9.   Discuss how and why the compensation committee decided to award the specific discretionary bonuses to each named executive officer.

Stock Incentives, page 11

10.   Discuss how and why the compensation committee decided to award the specific equity incentives to each named executive officer.

Director Compensation, page 18

11.   Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

12.   Disclose the aggregate number of stock and option awards outstanding at fiscal year end for each director. See the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

13.   You disclose that there is no vesting period on the right to vote or receive dividends on restricted stock awarded under the Restricted Stock Plan. In your response letter, please tell us whether these provisions also relate to restricted stock awarded to your named executive officers. Tell us how you have reflected restricted stock that has not vested, but that has voting rights, in the beneficial ownership table. Also tell us whether you have reflected the payment of dividends on unvested restricted stock in the executive compensation and director compensation tables.

Potential Payments Upon Termination and Change in Control, page 16

14.   It appears that there are three circumstances that would trigger different payments upon a named executive officer's termination or change in control: (1) involuntary termination; (2) a change in control; and (3) resignation one year following a change in control. Please provide quantified disclosure with respect to each circumstance. Also ensure that you included any perquisites, such as automobile allowances. See Regulation S-K Item 402(j).

15.   Please briefly summarize the definitions of "Involuntary Termination," "Change in Control" and "Good Reason."

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director